Filed by Juniper Industrial Holdings, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Juniper Industrial Holdings, Inc.

(Commission File No. 001-39129)

Janus International Merger with Juniper Industrial Holdings

Investor Conference Call Transcript

December 22, 2020

CORPORATE PARTICIPANTS

Roger Fradin, Chairman, Juniper Industrial Holdings

Brian Cook, Chief Executive Officer, Juniper Industrial Holdings

Ramey Jackson, Chief Executive Officer Janus International Group

Scott Sannes, Chief Financial Officer, Janus International Group

PRESENTATION

Operator

Hello, and welcome to the Juniper Industrial Holdings and Janus International Group Business Combination Announcement Conference Call.

There is a presentation that was publicly filed with the SEC that will accompany today’s discussion. The presentation can also be viewed on Juniper Industrial Holdings’ website.

For everyone on the phone, Juniper and Janus will not be fielding any questions on today’s call.

Before we begin, we will refer you to the forward looking statements on Slides 1 and 2 of the presentation.

I will now turn our conference over to Roger Fradin, Chairman of Juniper, who will begin on Slide 3. You may begin.

Roger Fradin, Chairman, Juniper Industrial Holdings

Good morning. I’m Roger Fradin, Chairman of Juniper Industrial Holdings. I am joined on today’s call by Brian Cook, CEO of Juniper, as well as Ramey Jackson, Janus International Group’s Chief Executive Officer, and Scott Sannes, Janus’ Chief Financial Officer.

We are proud to announce Juniper’s planned business combination with Janus. This transaction will bring to market a leading provider of self-storage and access control technology solutions, with a compelling valuation and an implied pro forma enterprise value of approximately $1.9 billion at closing.

On today’s call, we will discuss why Janus and Juniper are a perfect match. Janus has an unrivaled market position as a resilient and high-growth building products company. They have a strong track record of above-market organic growth, with industry-leading margins and a rapidly increasing client base as the sole acquirer of choice in a fragmented market.

Before we dive further into this unique opportunity, I’d like to introduce the team.

I’ve been running industrial businesses for 40 years and bring a track record of both building well-regarded companies and identifying great acquisitions. Years ago, I helped build a very small company called Pittway Corporation to just under $2 billion in sales, before selling it to Honeywell in 2000. I then stayed at Honeywell as the number two executive for the next 17 years, creating over $80 billion in market value during that time. I’ve learned a really strong set of business improvement tools, while fixing, improving and growing Honeywell businesses. That same set of tools can be used to make an already great company, such as Janus, even better.

I’ll turn it over to Brian, Ramey and Scott to provide their backgrounds. Brian?

Brian Cook, Chief Executive Officer, Juniper Industrial Holdings

Thanks, Roger.

This is Brian Cook and I’m the CEO of Juniper Industrial Holdings. In terms of my background, I have over 20 years of experience within mergers and acquisitions, business development and strategic planning. Most of that experience came within the broader industrial sector. I spent 17 plus years at Honeywell, capping my tenure there as the Global Head of M&A, where I led over 60 buy- and sell-side transactions, most of which were in partnership with Roger while he was running our largest and most diverse business, automation and control solutions. Roger and I are very excited about this opportunity. The industry and the company have a number of attributes that are very similar to a number of the businesses we acquired and ran successfully at Honeywell.

So, with that, I’ll turn it over to Ramey.

Ramey Jackson, Chief Executive Officer Janus International Group

Thank you, Brian.

I’m Ramey Jackson, CEO of Janus. In terms of my background, I’ve worked in the industrial door and self-storage space for over 20 years, and have been a part of Janus’s growth story since 2002. I previously ran sales and marketing and led our M&A efforts. I couldn’t be more excited about the combination with Juniper as we look to advance Janus into its next stage of value creation.

Scott?

Scott Sannes, Chief Financial Officer, Janus International Group

Thanks, Ramey.

I’m Scott Sannes, CFO of Janus since 2015. Prior to Janus, I served as CFO for several businesses, helping them to grow and navigate through purchase and sale transactions. I have 20-plus years of highly diverse business experience on both national and international levels.

Back to you, Roger.

Roger Fradin, Chairman, Juniper Industrial Holdings

Thanks, Scott.

Moving to Slide 4, when we formed our SPAC, Janus was on a very short list of highly attractive industrial opportunities that we had identified early on. We are delighted that Clearlake and Management chose us as partners on this transaction. As you listen to this morning’s presentation, I believe you will see what a terrific steward Clearlake has been for this business in terms of supporting organic growth investments, as well as smart M&A. Clearlake and the Management Team will be retaining approximately 50% of the pro forma equity balance, which Brian and I both saw as a very strong statement underwriting the forward growth projections that we’re going to present.

Turning to Slide 5, Janus is an opportunity to own a self-storage and commercial warehousing platform, growing faster than its markets, in a great industry at a very attractive valuation. The self-storage industry has solid macro drivers, amplified by the fact that the existing infrastructure is old and needs to be upgraded, and at the same time the existing infrastructure is sold out. The industry is running at almost 95% capacity utilization, above the historical sweet spot of 85%. In itself, that represents a billion-dollar opportunity for the company. Janus’ other end market is commercial warehousing, where expansion is being driven by the accelerating growth of e-commerce, a great market to be in.

Moving to Slide 6, this is an important growth opportunity that I’m really excited by. Here’s why. I have a long and successful track record of transforming businesses and driving exceptional growth with wireless connectivity. I did it in home security, commercial alarm communications, building automation and the continuous process manufacturing industries, and I know I can help Janus drive similar growth in self-storage. There is no wireless connectivity in self-storage today. Janus acquired a company called Nokē and became the first-mover in self-storage connectivity. Nokē delivers the killer app that will transform the 22 million “dumb” padlocks on self-storage doors today into wireless networked and connected smart locks. These smart locks fully integrate into the self-storage operator’s property management system and offer significantly reduced operating costs. The lock can be controlled by the consumer with their smartphone and provides numerous convenience and ease of use features. The smart lock application by itself is a billion-dollar-plus opportunity, and that does not include all the new revenue from other smart wireless sensors that can be deployed on the same network. A key point is that only a trivial amount of this growth opportunity is reflected in the financial forecast supporting Janus’ valuation.

With that, I will turn it back over to Brian for an overview of the transaction, on Slide 7.

Brian Cook, Chief Executive Officer, Juniper Industrial Holdings

Thanks, Roger.

In terms of the deal itself, we valued the company at $1.9 billion, or 12 times 2021 Adjusted EBITDA and 10 times 2022 Adjusted EBITDA, which is substantially lower than the company’s peer group, which we will discuss further in the presentation. This certainly reflects the ongoing growth that is expected in the business. We will be funding the cash needs of the transaction through a $250 million PIPE, as well as $345 million in cash from the Juniper IPO. In terms of leverage, we see 3.5 times as being very reasonable given the company’s attractive cash flow dynamics, which Scott will discuss later in the presentation. A strong cash flow profile will allow for accelerated deleveraging, as well as continued capital deployment through the company’s highly accretive M&A program.

With that, I’ll turn it over to Ramey to provide more information on the company.

Ramey Jackson, Chief Executive Officer Janus International Group

Thanks, Brian.

Moving ahead to Slide 9, Janus provides industry-leading products and access control technologies to the self-storage and commercial space. We offer a wide range of critical products and solutions, with over 50% share of the fastest growing self-storage market. In our R3 Division, which is our replacement, remix and renovation business, we sell products and services to help customers upgrade their assets within an aging storage industry. As Roger mentioned, we were the first mover in providing smart lock technology through our proprietary Nokē wireless solutions. In addition, we provide a full line of complete building systems with our BETCO Division, as well as a complete offering of rolling steel doors for the commercial, industrial, warehousing space with our ASTA Division.

Our business produces over $560 million in annual sales, with an Adjusted EBITDA margin of over 25%, and exceptional cash flows that we’re very proud of. Over the past five years, we’ve doubled our business and expect to replicate that growth rate in the future. We have a very strong position in self-storage and a leading position with our customers in all of our business segments. Just under half of our business is new construction, while the remainder represents both our highly profitable retrofit business, as well as our commercial business, which is in the early innings of growth.

Turning to Slide 10, as I mentioned, we’ve doubled our business over the past five years. You can see we’ve grown roughly $150 million organically, with another $105 million coming from M&A. Janus’ organic growth strategy is driven by adding content to our self-storage solutions, and also R3 market adoption as customers refurbish and digitize their storage spaces. In 2009, we had zero revenue from R3. Today, we’re at approximately $150 million in sales. M&A is a core competency for us. It’s truly in our DNA. Our six deals completed since 2016 have collectively enhanced our growth trajectory, technology and global footprint, while providing us access to highly attractive adjacent categories. We’re particularly excited to partner with Juniper given their team’s tremendous track record in M&A and are confident that will help accelerate our efforts on this front.

Turning to Slide 11, I’d like to highlight a few key points. We own 50% market share in the self-storage space. Our value proposition and meaningful relationships are unique, in that we are a complete lifecycle partner to our customers. We’ve consistently outperformed the self-storage new construction spend year after year, and becoming public will give us the best capital structure we’ve ever had. Furthermore, our strong cash profile will assist us in deleveraging the business quickly, while also allowing us to continue our focus on M&A.

On to Slide 12. We think about our market in self-storage in terms of institutional and non-institutional operators. One of our primary focuses is on REITs and institutional customers. They’re the fastest growing segment of the industry. In 2006, they owned approximately 24% of the marketplace and today they make up over 30%. This segment continues to grow by way of content and footprint expansion. In terms of non-institutional customers, we lead the segment and enjoy a similar margin profile. On the commercial side, we’re experiencing accelerated growth in warehousing and e-commerce distribution. Our sales in the commercial space is around 5% of a $3 billion addressable market, which represents a tremendous opportunity.

Turning to the next slide, 13, the industry truly rely on our services and products. As a full lifecycle partner to our clients, we are driving value before self-storage facilities are even built. We consult with our customers during the planning phase with our design services. We install our products during the construction phase and meet ultra-critical deadlines. We also provide products and services to their aging facilities with our R3 solutions, and it’s important to know that 60% of self-storage facilities are over 20 years old. Our industry-leading third-party installation network is a trusted resource by general contractors and critical to ensuring an on-time project completion. The industry looks at us as a one-stop-shop solution.

This is best captured on Slide 14, which provides a visual of Janus’ self-storage offerings. In the early days of the company, we were exclusively providing doors and partitioning. Today, we provide virtually everything inside a multi-level, climate-controlled facility. The key point here is that over the past several years we’ve essentially tripled our content per square foot, which has been a key element of our strategy.

On Slide 15, you can see the competition is not even close to us in terms of our capabilities. And if you look at two of our major growth drivers, our R3 solutions and electronic locks, we have a clear advantage. In terms of our manufacturing locations, we are exactly where our customers need us to be in North America, Europe and Australia.

Turning to Slide 16, our products are typically the last to be installed before a facility can generate revenue. We have to be perfect with every installation. We’re only a small portion of the facility costs, or approximately 5% to 10%. Our customers prioritize efficiency and reliability, which results in a very low incentive for them to switch suppliers.

Moving to Slide 17, I’ll share two case studies to give you a sense of our R3 solutions. Public Storage tasked us to assist them to increase their share in the highly competitive Torrance, California market. We were able to provide a renovation and remix solution that resulted in an impressive 16-point increase in rental rates over a five-year period. We effectively did a similar exercise in Santa Ana, California, with similar results and a meaningful difference in rental rates for that location. The key takeaway here is that Janus is a bespoke provider of not only products, but solutions that generate a favorable financial outcome for our clients.

On Slide 18, our position in the commercial industrial market was strengthened by our ASTA acquisition that we completed in 2017. As I mentioned earlier, it’s a massive growth opportunity, considering the $3 billion addressable market. Since the acquisition, we’ve invested heavily in our manufacturing capabilities and have also broadened our product offerings. A couple of reasons that we’re excited about this market is that replacement cycles are generally a lot shorter than self-storage and there is a long runway in e-commerce growth.

Now, turning to our Nokē solution, on Slides 19 and 20, we offer two different smart locks, which are targeted at retrofitting and also new construction, respectively. We are on the path to transform the self-storage industry in terms of wireless networking solutions, as we see Nokē as an end-to-end security as a service offering with enormous potential. We have sized the opportunity at roughly $1 billion, which assumes a 20% adoption rate. It’s worth noting that we expect 60% sales growth from Nokē through 2023, which only assumes a fraction of the market potential in our projections. We believe that customer adoption will be driven by our customers’ ability to remotely manage their facilities, thus driving down operational costs, while also enhancing security and remote access via the app. We also give the end user 24-hour access and the ability to share keys digitally. These features do not exist in self-storage without our solution. Furthermore, looking beyond self-storage, we believe Nokē can transform attractive adjacencies in shipping, trucking, transportation and other markets.

Moving to Slide 21, we’ve embedded positions with many large customers in a well-structured market. Many facilities are controlled by the REITs, which are becoming a larger portion of the marketplace. Given that the larger REITs are financially sophisticated and returns-driven, industry consolidation is actually driving increased demand for our R3 services in order to modernize state-of-the-art self-storage portfolios.

Turning to Slide 22, we project a three-year-forward organic growth rate of approximately 10%, which is consistent with our historical track record. You can think of storage as an event-based business, and the underlying demand drivers are expansive. This includes population growth, relocations, marriage, accumulation of possessions, and a range of life events which contribute to mid-single-digit underlying growth in storage demand.

Turning to Slide 23, the COVID-19 pandemic has resulted in some projects being pushed to 2021. However, COVID has actually generated some key tailwinds for the business, because our business is driven by mobility. Temporary storage is on the rise and many REITs, as an example, are at occupancy rates above 90%. As Roger mentioned previously, operators target around 85% occupancy, which will require a tremendous amount of new capacity.

To that point, on Slide 24, we expect the very high current occupancy rates to result in approximately 130 million square feet of new capacity. Given our content per square foot is about $8, the additional capacity requirements will generate a billion-dollar revenue opportunity for us. The additional capacity will not only come from new facilities, but will also come from expansions and upgrades, which will in turn fuel our R3 business.

Moving to Slide 25, is our highly experienced Leadership Team, who has helped us to deliver consistent organic growth and accretive M&A, while meeting or exceeding our financial commitments. Most of the people on this slide have literally grown up in the industry and are extremely excited about the next chapter ahead. They’re looking forward to becoming public and the opportunity to further grow the business.

As we look at Slide 26, I’d like to mention that we’re extremely proud of our historical track record with respect to growth. In the last 10 years, growth has occurred at a 20% compound annual rate. My personal goal for the business is to reach a billion dollars in sales by 2023. We have a clear path of organic growth to achieve about $740 million of that, and if you combine our organic growth and M&A, I’m optimistic we’ll achieve our goal of a billion.

In the next few slides, Scott will put some additional context around our growth projections with a brief review of our financials. Scott?

Scott Sannes, Chief Financial Officer, Janus International Group

Thank you, Ramey.

I’ll begin on Slide 28. Janus has a robust track record of above-market growth and an attractive margin profile, with significant runway for future growth. We are projecting EBITDA to grow at a 13% CAGR for 2020 to 2023. Our accelerated EBITDA growth is being largely driven by three key items: the accretive Nokē smart entry margin profile, Six Sigma operational initiatives, and continued operating leverage.

Turning to Slide 29, despite the pandemic, we have been able to expand EBITDA in terms of both dollars and percentage in 2020. I’ll provide a quick recap of how the business performed over the past year. In Q1, we experienced a slight top line increase over the prior year first quarter. Q2 was significantly impacted by the pandemic, as we experienced project delays due to shelter in place mandates. Revenue bounced back rapidly in Q3, despite the lingering effects from the pandemic, and we are forecasting Q4 revenue to grow year-over-year. Our industry and business is incredibly resilient, and our momentum during 2020 clearly demonstrates that. With our pipeline at historical highs, and with a strong and growing backlog, we’re confident heading into 2021

On Slide 30, we have a clear path to grow revenue from roughly $550 million in 2020 to a little over $735 million in 2023. This growth does not include M&A activity, nor does it include the significant upside potential from an accelerated adoption of our Nokē smart entry solution. We have only forecasted a modest $46 million in revenue, which translates to only a 1% penetration rate for that product line by 2023. Based on our success to date, I am confident we will be able to accelerate the commercial adoption of Nokē over the forecast period.

I’ll review our key new construction and R3 end markets on Slide 31 and 32.

Our new construction revenue was adversely impacted in the first half 2020, due to delayed projects and backlogged permitting offices earlier in the pandemic. However, new construction activity experienced a rapid rebound in Q3 2020, with further growth expected in Q4. Our forecasted 2021 new construction number is below both the annualized Q4 2020 run rate, as well as the second half 2020 run rate, which is providing us with a high degree of confidence in our forecast to nearly $250 million of revenue by 2023.

Our R3 markets were more resilient throughout 2020, with sales roughly flat year to date, compared to the prior year. In terms of conversions and expansions, with the occupancy rates over 90% and the optimal level below 85%, there’s 130 million square feet of additional capacity needed to be brought online. Historically, that capacity would have been brought online through greenfield sites, which would have rolled up into the new construction segment of our business. We are seeing a trend where a larger portion of that, if not the primary portion of that capacity, is now being brought online through conversions and expansions. That is how we forecasted the accelerated growth rates in the R3 segment versus the somewhat muted growth rates in the new construction segment. We expect R3 to reach nearly $250 million in revenue by 2023, growing at an 18% CAGR from 2020. Sixty percent of current facilities are greater than 20 years old, which provides a large replacement cycle opportunity for Janus.

Moving to Slide 33, our company has an exceptional cash flow profile due to low Capex and working capital requirements, with Capex equating to about 1% to 2% of sales annually.

Turning to Slide 34, in addition to the organic growth opportunities ahead, we will continue to be thoughtful around M&A opportunities that add value to our existing platform. We have a proven track record of identifying, executing and integrating acquisitions to support future growth. We have a handful of active deals being reviewed and a large pipeline of attractive acquisition opportunities. That said, our number one priority is to ensure the business is stable and we are focused primarily on achieving our organic growth objectives.

Before I turn the call back to Brian, I would like to point you to Slide 35. Janus is planning on maintaining a prudent capital structure. As Brian previously mentioned, on a pro forma basis, we will be operating at a 3.5 times leverage ratio based on estimated 2021 EBITDA. This is the lowest level for Janus in the past several years, and our free cash flow gives us the ability to de-lever the business quickly. In addition, our debt instruments allow for the prepayment of debt without penalty.

With that, I’ll turn it back over Brian.

Brian Cook, Chief Executive Officer, Juniper Industrial Holdings

On Slides 36 through 38, I’ll walk through how we valued the business. Because there aren’t any public companies exactly like Janus, we looked at a cross section of mid-market industrial companies within the broader building products sector, companies with similar business models, as well as companies in the industrial technology sector. In order to correlate like-kind financial performance, which we thought was important, we separated our identified mid-market industrial companies into two groups, one of which was high growth/high margin, and the second group which is lower growth/lower margin.

Overall, Janus’ growth and margin rates are very consistent with the higher margin group, which trades at a very attractive EBITDA multiple of 21 times 2021 Adjusted EBITDA. Due to the fact that we are pricing the transaction at 12 times 2021 Adjusted EBITDA, you can see that is a massive discount to that group. It is also worth pointing out that Janus’ financial performance is actually far superior to that of the lower growth/lower margin group, despite a five-point multiple discount to that group. The building products peers from both groups, which are arguably the closest to Janus from a products perspective, trade at an average 2021 EBITDA multiple of approximately 20 times, which again reflects a massive discount to the Janus valuation.

I will also point out that Janus is far superior to the identified companies in both groups in terms of free cash flow yield. Janus has a free cash flow yield in the 8% to 9% range, as compared to 3% to 4% for the peer group.

Lastly, as mentioned earlier, we expect substantial upside from the Nokē business, which is currently incorporated at a very conservative level in the company’s projections. We think that business could be worth several billion dollars alone, when compared to how similar emerging growth companies are being valued in the market today.

In summary, on Slide 39, we look forward to generating significant value for our shareholders through this business combination. Janus is a world-class asset, and we believe you will find very few companies that have achieved the consistent organic growth track record in sales, margin improvement, income and cash generation. This business has delivered that under both up and down economic scenarios. For Juniper, Janus checks all the boxes and is highly aligned with our goals and objectives. We look forward to making further progress on the transaction and hope to speak with you in the near future.

Thank you for your time today and have a good day.

About Janus International Group

Janus International Group (“Janus”) is the leading global manufacturer and supplier of turn-key self-storage, commercial and industrial building solutions, including: roll up and swing doors, hallway systems, re-locatable storage units, and facility and door automation technologies. The Janus team operates out of several U.S. locations and five locations internationally. More information is available at www.janusintl.com.

About Clearlake

Clearlake Capital Group, L.P. is a leading investment firm founded in 2006 operating integrated businesses across private equity, credit and other related strategies. With a sector-focused approach, the firm seeks to partner with world-class management teams by providing patient, long-term capital to dynamic businesses that can benefit from Clearlake’s operational improvement approach, O.P.S.® The firm’s core target sectors are industrials, technology, and consumer. Clearlake currently has approximately $25 billion of assets under management and its senior investment principals have led or co-led over 200 investments. The firm has offices in Santa Monica and Dallas. More information is available at www.clearlake.com and on Twitter @ClearlakeCap.

About Juniper Industrial Holdings, Inc. (NYSE: JIH)

Juniper Industrial Holdings (“JIH” or “Juniper”) is a Special Purpose Acquisition Corporation targeting companies within the industrials sector. With $348 million in trust, Juniper was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Juniper’s management team has a proven track record of identifying market-leading technologies across the industrial spectrum, and an affinity for businesses with strong brands and mission-critical offering. The Juniper team has a robust network of relationships within industrial and investment communities built over 60+ years of combined industry experience, and a deep understanding of industrial trends. More information is available at www.juniperindustrial.com.

Important Information and Where to Find It

This communication is being made in connection with the proposed business combination involving Juniper and Janus under a new holding company, Janus Parent, Inc., a Delaware corporation (“Janus Parent”). Janus Parent intends to file with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) containing a preliminary proxy statement of Juniper and a preliminary prospectus of Janus Parent. After the Registration Statement is declared effective, Juniper will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This announcement does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Juniper’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Juniper, Janus, Janus Parent and the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of Juniper as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by Juniper and Janus Parent may be obtained free of charge from Juniper at www.juniperindustrial.com/investors. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: Juniper Industrial Holdings, Inc., 14 Fairmount Avenue, Chatham, New Jersey 07928.

Participants in the Solicitation

Juniper, Janus and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Juniper’s shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in Juniper is contained in Juniper’s annual report on Form 10-K for the fiscal year-ended December 31, 2019, which is available free of charge at the SEC’s web site at www.sec.gov. In addition, the documents filed by Juniper may be obtained from Juniper as described above under “Important Information and Where to Find It.”

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this communication are forward-looking statements. When used in this communication, words such as “may,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “continue,” or the negative of such terms or other similar expressions, as they relate to the management team, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of the respective management of Janus and Juniper, based on currently available information, as to the outcome and timing of future events, and involve factors, risks, and uncertainties that may cause actual results in future periods to differ materially from such statements. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in Juniper’s filings with the SEC including, but not limited to, the risk factors and other uncertainties set forth under “Risk Factors” in Part I, Item 1A of Juniper’s Form 10-K for the year ended December 31, 2019 and in Juniper’s other filings. There can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither Janus nor Juniper is under any obligation, and each of them expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. All subsequent written or oral forward-looking statements attributable to Janus or Juniper or persons acting on its behalf are qualified in their entirety by this paragraph.

In addition to factors previously disclosed in Juniper’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (i) ability to meet the closing conditions to the merger, including approval by stockholders of Juniper on the expected terms and schedule and the risk that any regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; (ii) the occurrence of any event, change or other circumstance that could cause the termination of the merger agreement or a delay in the closing of the merger; (iii) the effect of the announcement or pendency of the proposed merger on Juniper’s business relationships, operating results, and business generally; (iv) failure to realize the benefits expected from the proposed transaction; (v) risks that the proposed merger disrupts Janus’s current plans and operations and potential difficulties in Janus’s employee retention as a result of the proposed merger; (vi) the effects of pending and future legislation; (vii) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (viii) the amount of the costs, fees, expenses and other charges related to the merger; (ix) risks of the self-storage industry; (x) the highly competitive nature of the self-storage industry and Janus’s ability to compete therein; (xi) litigation, complaints, and/or adverse publicity; (xii) the ability to meet NYSE’s listing standards following the consummation of the proposed transaction and (xiii) cyber incidents or directed attacks that could result in information theft, data corruption, operational disruption and/or financial loss.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Juniper and is not intended to form the basis of an investment decision in Juniper. All subsequent written and oral forward-looking statements concerning Janus and Juniper, the proposed transaction or other matters and attributable to Janus and Juniper or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Juniper and Janus undertake no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Investor Contacts, Janus

Rodny Nacier / Brad Cray

IR@janusintl.com

(770) 562-6399

Media Contacts, Janus

Phil Denning / Nora Flaherty

Media@janusintl.com

Media Contacts, Clearlake

Jennifer Hurson

JHurson@lambert.com